SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

Commission file number 000-21250

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Gymboree 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Gymboree Corporation

500 Howard Street

San Francisco, California 94105

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Gymboree 401(k) Plan Fiduciary Committee

Date:	June 26, 2008	By:	/s/ Blair W. Lambert
Blair W. Lambert
Chief Operating Officer
Chief Financial Officer
Fiduciary Committee Member

THE GYMBOREE 401(k) PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2007 and 2006

and for the Year Ended December 31, 2007

Schedules other than that listed above have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Fiduciary Committee and Participants of The Gymboree 401(k) Plan

San Francisco, California

We have audited the accompanying statement of net assets available for benefits of The Gymboree 401(k) Plan (the “Plan”) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO SEIDMAN, LLP

San Francisco, California
June 26, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Fiduciary Committee and Participants of The Gymboree 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of The Gymboree 401(k) Plan (the “Plan”) as of December 31, 2006. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California
June 22, 2007

THE GYMBOREE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006
Assets:
Investments, at fair value:
Mutual Funds	$25,197,881	$19,988,700
Collective Trust Funds	2,992,732	2,474,421
Gymboree Co. Stock Fund	1,477,075	1,674,932
Interest bearing cash	353,162	261,620
Participant loans	654,357	512,869

Total investments	30,675,207	24,912,542
Receivables:
Participant contributions receivable	213,493	182,796
Employer contributions receivable	117,850	97,890

Total receivables	331,343	280,686

Net assets available for benefits at fair value	31,006,550	25,193,228

Adjustments from fair value to contract value for fully benefit-responsive investment contracts:
Fidelity Advisor Stable Value Portfolio (common collective trust)	11,898	25,000

Net assets available for benefits	$31,018,448	$25,218,228

See notes to financial statements.

THE GYMBOREE 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2007

Additions to net assets attributed to:
Investment income:
Dividends and interest	$1,922,354
Net appreciation (depreciation) in fair value of investments:
Mutual funds and common collective trusts	263,178
Gymboree Co. Stock Fund	(348,711)

1,836,821

Contributions:
Participant	4,366,927
Employer	2,231,312
Rollovers	512,946

7,111,185

Total additions, net	8,948,006

Deductions from net assets attributed to:
Benefits paid to participants and beneficiaries	3,123,075
Administrative expenses	24,711

Total deductions	3,147,786

Net increase in net assets	5,800,220
Net assets available for benefits:
Beginning of year	25,218,228

End of year	$31,018,448

See notes to financial statements.

THE GYMBOREE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

NOTE 1 – DESCRIPTION OF THE PLAN

General - The following description of The Gymboree 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established effective January 1, 1992 by The Gymboree Corporation (the “Company”) to provide benefits to eligible employees who are at least 21 years of age and have been employed with the Company for the lesser of (a) six consecutive months with a minimum of 500 hours of service completed, or (b) twelve consecutive months with a minimum of 1,000 hours of service completed. Employees who are subject to a collective bargaining agreement, who are considered to be leased employees or who are nonresident aliens with no source of U.S. income are not eligible for participation in the Plan. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code (the “Code”) and the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), both as amended.

Administration - The Company has appointed a Fiduciary Committee (the “Committee”) to manage the operation and administration of the Plan. Fidelity Management Trust Company (“Fidelity”) is the third-party administrator, custodian and trustee. Fidelity processes and maintains the records of participant data. NWK Group provides pension consulting services for the Plan.

Tax Status - The Company received a favorable IRS determination letter dated August 3, 2005, stating that the Plan satisfies the requirements of Section 401(a) of the Code up to and through the legislative changes commonly referred to as “GUST.” The Plan has subsequently been restated and amended. The Company believes that the Plan is operated in accordance with, and continues to qualify in all material respects, under the applicable requirements of the Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal and state income taxes, as well as state franchise taxes.

Participant contributions – Each year, participants may elect to contribute up to 100% of their eligible pre-tax compensation, as defined in the Plan document. In addition, participants may make Roth contributions to the Plan. With the exception of catch-up contributions, described below, participant contributions may not exceed the amount allowable under current income tax regulations, which amounted to $15,500 in 2007. Participants who attain at least age 50 before the close of the year may also elect to make additional pre-tax or Roth catch-up contributions to the Plan, not to exceed the amount allowable under current income tax regulations, which amounted to $5,000 for 2007. Participants are also allowed to make rollover contributions of amounts received from certain other tax-qualified retirement plans.

Company contributions – The Plan is a safe harbor plan and, in accordance with the safe harbor requirements, the Company matches 100% of each participant’s contribution up to 4% of his or her compensation, as defined in the Plan.

Vesting - Participant accounts are 100% vested in all participant and Company contributions and earnings attributable thereto.

Participant accounts - Each participant’s account is credited with the participant’s contributions (including rollover contributions), the Company’s contributions and any Plan net earnings, expenses, gains and losses attributable thereto. The benefit to which a participant is entitled is equal to the amount credited to the participant’s vested account. The Plan permits participants to direct their individual account investments into available investment alternatives.

Participant loans - The Plan allows each participant to borrow a minimum of $1,000 and up to a maximum of the lesser of $50,000, reduced by the participant’s highest outstanding loan balance during the prior one-year period, or 50% of his or her vested account balance. Loans may be requested for any reason and participants are allowed to have up to two outstanding loans at any time. The loans are secured by the participant’s account balance (with spousal consent as applicable). Loans bear a reasonable rate of interest based on the prevailing interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances and must be repaid to the Plan within a five-year period (with certain exceptions, including if a loan is used for the purchase of the participant’s principal residence, in which case the maximum repayment period may be extended). The specific terms and conditions of such loans are established by the Committee. At December 31, 2007 and December 31, 2006, there were 141 and 145 outstanding loans aggregating $654,357 and $512,869, respectively, bearing interest at rates ranging from 5.0% to 9.5%.

In-service withdrawals – A plan participant may request and, depending on the facts and circumstances as determined by the Committee, may receive a hardship withdrawal from his or her vested accounts (excluding any QNEC accounts and certain earnings). Additionally, withdrawals are allowed for any reason after a participant has reached age 59 1/2. Withdrawals of rollover contributions may be made at any time.

Payment of benefits - A participant or beneficiary may elect to receive his or her total benefits in (a) a lump-sum distribution equal to the value of the participant’s vested interest in his or her entire account, or (b) installments. Payments under the Plan must begin by the later of the participant’s retirement date or the participant’s attainment of age 70 1/2. Upon separation of service, the Plan requires automatic lump-sum distributions of participant account balances that do not exceed $1,000. Distributions to participants are recorded when paid. Net assets available for benefits include $1,350,799 and $1,212,106 payable to terminated plan participants who have elected to defer distribution of their vested account balances at December 31, 2007 and 2006, respectively.

Plan termination - The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of the Plan, the Code and ERISA.

Administrative expenses - All reasonable administrative costs and expenses may be paid from Plan assets, unless some or all are paid by the Company. Administrative expenses recorded in the Plan during the year ended December 31, 2007 totaled $24,711 and generally include loan set-up fees, overnight fees, short-term redemption fees and pension consulting service fees charged directly to participants’ account.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Management Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could materially differ from those estimates.

Investments - Investments of the Plan are held by Fidelity and invested based upon instructions received from participants.

The Plan’s investments in mutual funds, common collective trusts and the Gymboree Co. Stock Fund are stated at fair value. Shares of mutual funds and Gymboree Co. Stock Fund are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. If quoted market prices are not available, investments are valued by Fidelity at fair market value at the end of each Plan year.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Audit Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. This applies even when the contracts are not held directly by the Plan but are underlying assets in Common Collective Trust (“CCT”) investments held by the Plan. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in investment contracts through a CCT. The CCT funds are stated at fair value as determined by the issuer based on fair market value of the underlying investments. CCT funds with underlying investments in investment contracts are valued at the fair market value of the underlying investments and then adjusted by the issuer to contract value.

The Advisor Stable Value Portfolio, a CCT fund, is diversified among high-quality, short-term investments. The fund invests across several fixed-income categories, including U.S. Treasuries, government agency securities, corporate debt, asset-backed securities, and mortgage-backed securities, as well as units of a money market portfolio. The fund is wrapped by a syndicate of four banks and insurance companies, facilitating book value withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus net earnings, less participant withdrawals. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Net appreciation (depreciation) in fair value of investments - Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Risks and uncertainties - The Plan provides for various investment options in any combination of mutual funds and common collective trusts offered by the Plan. Investments in the Gymboree Co. Stock Fund are limited to 20% of a participant’s contributions to the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Related party transactions - Plan investments in mutual funds, common collective trusts and the Gymboree Co. Stock Fund are managed by an affiliate of Fidelity, the trustee of the Plan. Any purchases and sales of these funds are performed on the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

Effect of newly issued but not yet effective accounting pronouncements - In September 2006, the FASB issued Statement No. 157, Fair Value Measurement. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 157 and its impact, if any, in the financial statements has not been determined.

NOTE 3 – INVESTMENTS

Investments representing 5% or more of the Plan’s net assets were as follows:

December 31, 2007
Fidelity Advisor Diversified International Fund I	$3,961,086
Fidelity Advisor Equity Growth Fund I	3,305,830
Oppenheimer Main Street Opportunity Fund Y	3,257,143
Fidelity Advisor Stable Value Portfolio Fund	2,992,732
Fidelity Advisor Mid Cap Fund I	2,817,370
Fidelity Advisor Freedom 2020 Fund I	1,637,649

December 31, 2006
Fidelity Advisor Diversified International Fund A	$3,231,274
Victory Diversified Stock Fund A	3,006,258
Fidelity Advisor Stable Value Portfolio Fund	2,474,421
Fidelity Advisor Mid Cap Fund A	2,449,535
Fidelity Advisor Equity Growth Fund A	2,292,122
Fidelity Advisor Freedom 2020 Fund A	1,371,759
Gymboree Co. Stock Fund - Common Stock	1,606,078

NOTE 4 - PARTY-IN-INTEREST TRANSACTIONS

As allowed by the Plan, participants may elect to invest a portion of their accounts in the Gymboree Co. Stock Fund, which invests in the common stock of the Company and short-term cash. The aggregate investment in the Gymboree Co. Stock Fund was as follows at December 31:

Date	Interest Bearing Cash	Number of Shares	Fair Value
2007	$56,482	46,638	$1,420,593
2006	$68,854	42,088	$1,606,078

NOTE 5 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2007	2006
Net assets available for benefits per the financial statements	$31,018,448	$25,218,228
Adjustment from contract value to fair value for fully benefit-responsive investment contracts (common collective trust)	(11,898)	(25,000)
Deemed distributions	(834)	(760)

Net assets available for benefits per Form 5500, Schedule H	$31,005,716	$25,192,468

The following is a reconciliation of net increase in net assets per the financial statements to the Form 5500 for the year ended December 31, 2007:

Net increase in net assets per the financial statements	$5,800,220
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	13,102
Change in deemed distributions	(74)

Net income per Form 5500, Schedule H	$5,813,248

EIN 94-2615258

PLAN #001

THE GYMBOREE 401(k) PLAN

FORM 5500 – SCHEDULE H PART IV, LINE 4(i): SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2007

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment	Number of shares/units	(d) Cost	(e) Fair value
*	Fidelity Advisor Diversified International Fund I	Mutual Fund	178,508	a	$3,961,086
*	Fidelity Advisor Equity Growth Fund I	Mutual Fund	48,204	a	3,305,830
*	Oppenheimer Main Street Opportunity Fund Y	Mutual Fund	234,158	a	3,257,143
*	Fidelity Advisor Mid Cap Fund I	Mutual Fund	116,758	a	2,817,370
*	Fidelity Advisor Freedom 2020 Fund I	Mutual Fund	118,498	a	1,637,649
*	Fidelity Advisor Equity Income Fund I	Mutual Fund	49,734	a	1,481,567
*	J.P. Morgan Equity Index Select Fund	Mutual Fund	40,405	a	1,348,328
*	Fidelity Advisor Strategic Income Fund I	Mutual Fund	110,065	a	1,289,960
*	Fidelity Advisor Small Cap Fund I	Mutual Fund	42,279	a	1,082,764
*	Fidelity Advisor Intermediate Bond Fund I	Mutual Fund	100,780	a	1,077,342
*	Columbia Small Cap Value II Fund Z	Mutual Fund	62,422	a	845,818
*	Fidelity Advisor Freedom 2030 Fund I	Mutual Fund	49,215	a	723,464
*	Fidelity Advisor Freedom 2040 Fund I	Mutual Fund	47,565	a	719,183
*	Fidelity Advisor Freedom 2035 Fund I	Mutual Fund	50,437	a	700,059
*	Fidelity Advisor New Insights Fund I	Mutual Fund	19,083	a	416,778
*	Fidelity Advisor Freedom 2025 Fund I	Mutual Fund	26,672	a	356,872
*	Fidelity Advisor Freedom 2010 Fund I	Mutual Fund	6,409	a	79,985
*	Fidelity Advisor Freedom 2015 Fund I	Mutual Fund	4,178	a	52,850
*	Fidelity Advisor Freedom 2005 Fund I	Mutual Fund	1,730	a	20,866
*	Fidelity Advisor Freedom 2045 Fund I	Mutual Fund	807	a	9,364
*	Fidelity Advisor Freedom 2045 Fund A	Mutual Fund	10	a	119
*	Fidelity Advisor Freedom 2050 Fund I	Mutual Fund	795	a	9,192
*	Fidelity Advisor Freedom Income Fund I	Mutual Fund	400	a	4,292

					25,197,881

*	Fidelity Advisor Stable Value Portfolio Fund	Common Collective Trust	3,004,630	a	2,992,732

*	Gymboree Co. Stock Fund	Common Stock	46,638	a	1,420,593
*	Gymboree Co. Stock Fund	Interest Bearing Cash	56,482	a	56,482

					1,477,075

*	Fidelity Retirement Money Market Portfolio	Interest Bearing Cash	353,162	a	353,162
**	Participant loans	141 loans with interest rates ranging from 5.0% to 9.5%			654,357

			Total		$30,675,207

*	Fund is managed by a party related to Fidelity Management Trust Company, the Trustee of the Plan and therefore, a party-in-interest as defined by ERISA.

**	A party-in-interest as defined by ERISA.

a	- The cost of participant-directed investments is not required to be disclosed.

Exhibit Index

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm, BDO Seidman, LLP

23.2	Consent of Independent Registered Public Accounting Firm, Deloitte & Touche, LLP